COMMENTS RECEIVED ON JUNE 28, 2021

FROM KEN ELLINGTON

FIDELITY GARRISON STREET TRUST (File Nos. 033-09148 and 811-04861)

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

1)

Fidelity SAI Emerging Markets Low Volatility Index Fund, Fidelity SAI International Low Volatility Index Fund, Fidelity SAI U.S. Low Volatility Index Fund, and Fidelity SAI International Value Index Fund (Form N-CSR Filing)

“Performance”

C:

The Staff requests we describe in correspondence how each fund’s benchmark in the $10,000 Over Life of Fund chart is an appropriate broad-based securities market index as described in the instructions to Item 27 of Form N-1A. Specifically, the Staff requests we include a description in correspondence of how the benchmark is administered by an organization that is not an affiliated person of the fund, its adviser, or principal underwriter.

R:

The benchmark used in the $10,000 Over Life of Fund chart (the “Chart”) is consistent with the presentation of similar information in the prospectus. In connection with future reports, an additional benchmark will be added to the Chart.

2)

Several funds, including Fidelity SAI Emerging Markets Index Fund and Fidelity International Sustainability Index Fund (Form N-CSR Filing)

“Management’s Discussion of Fund Performance”

C:

The Staff notes that several funds had significant exposure to derivatives during the last fiscal year; however, the MDFP does not discuss the effect of the derivatives on the performance of each fund. If the performance was materially affected by the derivative exposure, the Staff asserts there should be a discussion of the impact in the MDFP and requests we explain why no discussion regarding the impact of derivatives was included in the MDFP.

R:

Fidelity confirms that investments in derivatives did not materially affect the funds’ performance during the period.

3)

Fidelity Global Credit Fund and Fidelity Series International Credit Fund (Form N-CSR Filing)

“Investment Summary”

C:

The Staff notes that disclosure in each fund’s prospectus states that the Adviser may invest up to 20% of the fund’s assets in “lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).” The Staff requests we explain why over 20% of each fund’s net assets was invested in securities rated BB and below as of 12/31/2020.

R:

Each fund utilizes credit ratings received from the three Nationally Recognized Statistical Ratings Organizations (NRSROs) when determining compliance with the prospectus limit that the funds hold less than 20% in lower‐quality debt. For financial reporting purposes each fund uses a single NRSRO as the source of the credit ratings, which may differ from the NRSRO used in determining compliance. We confirm that the funds’ exposures to lower‐quality debt securities did not exceed their prospectus limits of 20% at 12/31/2020.

4)   Fidelity SAI International Quality Index Fund (Form N-CEN Filing)

C:

The Staff notes that the fund’s 10/31/2020 N-CEN reported net income from securities lending activities in Item C.6.g was approximately 35% of the monthly average of the value of portfolio securities on loan during the reporting period as reported in Item C.6.f. The Staff requests we explain and confirm if this disclosure is accurate.

R:

N-CEN Item C.6.f. requires the fund to provide the monthly average value of portfolio securities on loan during the period. The fund calculates this amount by taking the beginning and ending monthly values over the number of months in the reporting period. This fund engaged in securities lending activity for a limited number days during the period. As a result, the monthly average value of portfolio securities, while large on a few days during the period, resulted in a small monthly average value during the entire period. We confirm that the disclosure in item C.6.g and c.6.f for this fund was accurate.

5)

Fidelity Series Inflation-Protected Bond Index Fund (Form N-CEN Filing)

C:

The Staff notes that the fund’s 12/31/2020 N-CEN reported the fund engaged in securities lending transactions during the reporting period in Item C.6.b, but did not provide any information about the securities lending agent in Item C.6.c. The Staff requests we explain and ensure that this information is included going forward.

R:

During the year the fund engaged in direct securities lending activity only and did not utilize the services of an agent. To the extent this fund engages in securities lending activity through an agent it will be disclosed, as required, in Item C.6.c.